SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

BMP Sunstone Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

077255107

(CUSIP Number)

James Irwin Freeman

3711 Water Oak Dr

Texarkana, Arkansas 71854

Telephone: (501) 376-5980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes.)

CUSIP No.: 077255107

1.	Names of Reporting Persons James Irwin Freeman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 2,135,416(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 2,135,416(1)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,135,416
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.14%(2)
14.	Type of Reporting Person IN

(1) Reflects (i) 312,500 shares of Common Stock; (ii) warrants to purchase 156,250 shares of Common Stock; and (iii) a 12.5% March Cash Secured Convertible Note convertible into 1,666,666 shares of Common Stock. Under the terms of the Note, accrued but unpaid interest payable pursuant to the Note may be converted into shares of Common Stock, resulting in a change in the number of shares of Common Stock underlying the Note.

(2) Calculated on the basis of 41,558,905 shares of Common Stock of BMP Sunstone Corporation outstanding as of June 11, 2009 (as provided in the Form S-3 as filed by BMP Sunstone Corporation).

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of BMP Sunstone Corporation (the “Company”), with its principal executive offices located at 600 West Germantown Pike, Suite 400, Plymouth Meeting, PA 19462.

ITEM 2.	Identity and Background.

(a) The name of the person filing this statement on Schedule 13D is James Irwin Freeman (the “Reporting Person”);

(b) The Reporting Person resides at 3711 Water Oak Dr, Texarkana, AR 71854;

(c) The Reporting Person is the Senior Vice President and Chief Financial Officer of Dillard’s, Inc., a fashion apparel and home furnishings retailer located at 1600 Cantrell Road, Little Rock, Arkansas 72201;

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) The Reporting Person is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration

On March 16, 2009 the Reporting Person purchased a $5,000,000 12.5% March Cash Secured Convertible Note (the “Note”) from the Company using personal funds. The Note became convertible at the election of the Reporting Person on May 15, 2009 at a price of $3.00 per share for a total of 1,666,666 shares of Common Stock. Under the terms of the Note, accrued but unpaid interest payable pursuant to the Note may be converted into shares of Common Stock, resulting in a change in the number of shares of Common Stock underlying the Note. The Reporting Person had previously purchased, using personal funds, 156,250 units from the Company in an underwritten offering, each unit consisting of two shares of Common Stock and one warrant to purchase one share of Common Stock which became exercisable at the election of the Reporting Person on May 15, 2009, at a price of $6.40 per unit for an aggregate purchase price of $1,000,000. As of the date of this Statement, the Note has not been converted and no warrants have been exercised.

ITEM 4.	Purpose of Transaction.

The Reporting Person engaged in this transaction for investment purposes.

Except as set forth herein, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may from time to time consider, although he has no current plans to do so, additional purchases of Shares of the Company pursuant to one or more open-market purchase programs, through private transactions or otherwise, subject to applicable law. In addition, the Reporting Person may also determine to dispose of the Shares, in whole or in part, at any time and from time to time, subject to applicable laws. He may also decide to change intentions with respect to the purposes and plans described in this Item 4. Any such decision would be based on his assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Shares, the condition of the securities markets, general economic and industry conditions, liquidity issues and other opportunities available to him.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,135,416 shares of Common Stock, representing 5.14% of all of the outstanding shares of Common Stock. This number includes (i) warrants to purchase 156,260 shares of Common Stock and (ii) the Note convertible into 1,666,666 shares of Common Stock. Under the terms of the Note, accrued but unpaid interest payable pursuant to the Note may be converted into shares of Common Stock, resulting in a change in the number of shares of Common Stock underlying the Note.

(b) The Reporting Person has sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,135,416 shares of Common Stock.

(c) The Reporting Person effected no transactions in the Common Stock of the Company during the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2009

/s/ James Irwin Freeman
James Irwin Freeman